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December 13, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Re:	Classover Holdings, Inc.
Class Over Inc. Registration Statement on Form S-4 Filed November 26, 2024 File No. 333-283454

Ladies and Gentlemen:

On behalf of Classover Holdings, Inc. (the “Company”) and Class Over Inc. (“Class Over”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “SEC”), dated December 9, 2024, relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). Captions and page references herein correspond to those set forth in the amended Registration Statement.

Capitalized terms used but not defined herein have the meanings ascribed to them on the Registration Statement.

Registration Statement on Form S-4 filed November 26, 2024

Frequently Used Terms, page 15

1.

Please refer to the PIPE Financing definition. Please revise to disclose the purchase price of the initial 2,400 shares of Series B preferred stock and the exercise prices of the First Preferred Warrants and Second Preferred Warrants. Additionally, please briefly detail the conversion mechanics of the Series B preferred stock.

We have revised the definition of PIPE Financing in the “Frequently Used Terms” section as requested.

1

GRAUBARD MILLER

Securities and Exchange Commission

December 13, 2024

Questions and Answers About the BFAC Shareholder Proposals, page 20

2.

Refer to comment 3 of our letter dated June 11, 2024. Please supplement this section with a question and answer regarding the PIPE financing of up to $5 million contemplated by the securities purchase agreement entered into on November 22, 2024. Discuss the terms and price of the securities to be issued to the PIPE investor and how they compare to the terms and price of the securities to be held by public shareholders. For example, describe the adjustable conversion price mechanism of the Series B preferred stock and disclose the exercise price and other terms of the First Preferred Warrants and Second Preferred Warrants, including the conditions under which Pubco may force the PIPE investor to exercise the First Preferred Warrants for Series B preferred stock. Provide this additional level of detail where the PIPE financing is identified and described as a material financing transaction pursuant to Item 1604 of Regulation S-K elsewhere in the proxy statement/prospectus as well. Additionally, please clarify whether the PIPE financing will trigger any anti-dilution adjustment with respect to the founder shares.

We have revised the disclosure on page 24 of the Registration Statement to include a question titled “Did the parties engage in any third party financing in connection with the Business Combination,” and have revised the disclosure elsewhere as appropriate throughout the Registration Statement, as requested.

Q: What happens if a substantial number of Public Shareholders exercise their redemption rights?, page 23

3.

Your pro forma book value amount in the 100% redemption scenario disclosed on page 24 is not consistent with the pro forma combined total stockholders’ equity amount under the maximum redemption scenario disclosed on page 111. Please revise to reconcile the difference.

We have revised the disclosure on page 24 of the Registration Statement to reconcile the difference as requested

Q: What happens to the funds deposited in the Trust Account after completion..., page 25

4.

Where you discuss the anticipated liquidity position of Pubco taking into consideration the level of redemptions "and other financing transactions being undertaken in connection with the Business Combination," please distinguish between the level of funds that the combined company is expected to receive pursuant to the PIPE financing at the closing of the business combination versus the amount that depends on whether the PIPE investor elects to and/or is forced to exercise its preferred warrants for Series B preferred stock. Highlight, if true, that while the PIPE is for "up to" $5 million, there is no guarantee that Pubco will receive this full amount.

We have revised the disclosure on page 25 of the Registration Statement as requested.

2

GRAUBARD MILLER

Securities and Exchange Commission

December 13, 2024

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 52

5.

Your pro forma combined “total operating expenses,” “loss from operations,” “loss before provision for income taxes,” “net loss,” and “weighted average shares outstanding – basic and diluted” amounts under both redemption scenarios for the year ended December 31, 2023 are inconsistent with the amounts disclosed in your pro forma condensed combined statement of operations for the year ended December 31, 2023 on page 113. Please revise to reconcile the difference.

We have revised the disclosure on page 52 of the Registration Statement to reconcile the difference as requested.

Comparative Per Share Data, page 53

6.

Please revise your pro forma combined net loss attributable to shareholders and weighted average shares outstanding – basic and diluted amounts under both redemption scenarios for the year ended December 31, 2023 to ensure they are consistent with the amounts disclosed in your pro forma condensed combined statement of operations for the year ended December 31, 2023 presented on page 113.

We have revised the disclosure on page 53 of the Registration Statement to reconcile the difference as requested.

Proposal 1: The Business Combination Proposal

Potential Dilution to Non-Redeeming BFAC Public Shareholders, page 88

7.

We note your disclosure revisions in response to prior comment 1. Please remove the descriptor "pro forma" from the line items included in your dilution table presented in accordance with Item 1604(c) of Regulation S-K and the related disclosure above the dilution table. Since the NVPS amounts under all selected redemption levels are calculated based on historical amounts from BFAC's September 30, 2024 financial statements, they are not pro forma amounts, and are later adjusted for sources of dilution items, excluding the de-SPAC transaction itself.

We have revised the disclosure on page 88 of the Registration Statement as requested.

8.

We note your response to prior comment 2 that only the first installment of the PIPE Financing is included in the dilution table. Please include a footnote to the dilution table to describe the terms of your PIPE Agreement dated November 22, 2024, including a detail description of the three installments of this PIPE Financing. Please tell us how you determined the remaining two installments are not material probable transactions and other material effects on BFAC's net tangible book value per share from the de-SPAC transaction. Refer to Item 1604(c) of Regulation S-K.

We have revised the disclosure on page 88 of the Registration Statement to include a detailed description of the three installments of the PIPE Financing as requested. The Company has advised us that it has determined that the second two installments of the PIPE Financing are not material probable transactions and are unlikely to have a material impact on BFAC's net tangible book value per share resulting from the Business Combination. The second installment of $1.6 million is contingent upon the passage of 60 trading days from the consummation of the Business Combination and the satisfaction of certain conditions, as detailed in the Registration Statement, creating significant uncertainty regarding the consummation of such tranche. The third installment of $1.0 million is at the investor's sole discretion, with no obligation or assurance of its consummation, further reducing its likelihood of materialization. We have been advised that the Company has evaluated the equity conditions of the second two installments and determined that it is not appropriate to make a “more likely than not” conclusion. Accordingly, we have also revised the disclosure on page 88 of the Registration Statement to clarify that the second two installments are not guaranteed and therefore are excluded from the adjustments to the dilution table.

3

GRAUBARD MILLER

Securities and Exchange Commission

December 13, 2024

Background of the Business Combination, page 93

9.

Please supplement this section with additional detail regarding the background and negotiation of the PIPE transaction, including who selected the PIPE investor(s), the investor(s) relationships with the SPAC, the sponsors, the target, and/or its affiliates, and how the terms of the PIPE were determined.

We have revised the disclosure on page 96 of the Registration Statement as requested.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information

2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2024, page 115

10.

With reference to Note (K), please tell us how you determined that it is not necessary to give effect to the remaining two installments of the three-installment $5 million PIPE Financing in your pro forma balance sheet. Refer to Article 11 of Regulation S-X. Please also expand your footnote to describe the contingent conditions related to the remaining two PIPE Financing installments.

We have revised the disclosure on page 115 of the Registration Statement to expand Note (K) to include more detailed information of the PIPE Financing, including the contingent conditions of each installment. As indicated above in response to comment 8, the Company has determined that the second two installments of the PIPE Financing are not material probable transactions. As a result, the second two installments have been excluded from adjustments to the pro forma balance sheet.

4

GRAUBARD MILLER

Securities and Exchange Commission

December 13, 2024

3. Net Income Share, page 116

11.

Your pro forma net loss attributable to common shares amounts under both redemption scenarios for the year ended December 31, 2023 do not agree to the pro forma combined net loss amounts disclosed on page 113. Please revise to reconcile the difference.

We have revised the disclosure on page 116 of the Registration Statement to reconcile the difference as requested.

Index to Financial Statements, page 207

12.

Please provide audited financial statements for the registrant, Classover Holdings, Inc., as required by Item 14(e) of Form S-4. Please also provide the disclosure required by Item 509 of Regulation S-K related to Classover Holdings, Inc.'s audited financial statements in the Experts section on page 206 and a consent from Classover Holdings, Inc.'s auditor.

We have revised the disclosure in the Registration Statement as requested to (i) include Classover Holdings’ audited financial statements, (ii) revise the “Experts” section to provide the required disclosure by Item 509 of Regulation S-K related to Classover Holdings’ audited financial statements and (iii) provide a consent from Classover Holdings’ auditors.

Notes to Interim Condensed Consolidated Financial Statements

Note 6. Income Taxes, page F-11

13.	Please revise your note disclosure to provide your income tax information for the three and nine months ended September 30, 2024.

We have revised the disclosure on page F-11 of the Registration Statement to include income tax information for the three and nine months ended September 30, 2024 as requested.

General

14.

We note your added disclosure regarding a $130,000 promissory note issued by the target company to Hui Luo during the interim financial period ended September 30, 2024. Please revise your related party transaction disclosure beginning at page 190 to disclose the amount outstanding as of the most recent practicable date and file related agreements as exhibits to the registration statement. Clarify where appropriate whether Pubco will assume this debt, and to the extent any outstanding amount gives rise to any actual or potential material conflict of interest between the target company's officers or directors and unaffiliated securityholders of the SPAC, update your conflict of interest disclosure accordingly.

We have revised the disclosure on pages 47, 92 and 190 of the Registration Statement and filed the related agreement as requested.

*************

5

GRAUBARD MILLER

Securities and Exchange Commission

December 13, 2024

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

cc.	Fanghan Sui, Chief Executive Officer
Hui Luo, Chief Executive Officer

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